Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED JANUARY 31, 2026

(Expressed in Canadian Dollars unless otherwise stated)

March 10, 2026

Uranium Royalty Corp. Management's Discussion and Analysis For the three and nine months ended January 31, 2026

General

This management's discussion and analysis ("MD&A") of the financial condition and results of operations of Uranium Royalty Corp., for the three and nine months ended January 31, 2026, should be read in conjunction with its audited consolidated financial statements and the notes thereto for the year ended April 30, 2025, a copy of which is available under the Company's profile on SEDAR+ at www.sedarplus.ca.

The Company's condensed interim consolidated financial statements have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board ("IFRS"). Unless otherwise stated, all information contained in this MD&A is as of March 10, 2026.

Unless otherwise stated, references herein to "$" or "dollars" are to Canadian dollars, references to "US$" are to United States dollars and references to "A$" are to Australian dollars. References in this MD&A to the "Company" and "URC" mean Uranium Royalty Corp., together with its subsidiaries, unless the context otherwise requires.

References herein to "U3O8" are to triuranium octoxide, a compound of uranium that is converted to uranium hexafluoride for the purpose of uranium enrichment.

Business Overview

URC is a pure-play uranium royalty company focused on gaining exposure to uranium prices by making strategic investments in uranium interests, including royalties, streams, debt and equity investments in uranium companies, as well as through holdings of physical uranium.

The Company's common shares without par value (the "Common Shares") are listed on the Toronto Stock Exchange (the "TSX") under the symbols "URC" and on the Nasdaq Capital Market ("NASDAQ") under the stock symbol "UROY".

The head office and principal address of the Company is located at 1188 West Georgia Street, Suite 1830, Vancouver, British Columbia, V6E 4A2, Canada.

Business Strategy

To date, the Company has assembled a portfolio of royalty interests on uranium projects and physical uranium holdings. URC's long-term strategy is to gain exposure to uranium prices by owning and managing a portfolio of geographically diversified uranium interests, including uranium royalties and streams, debt and equity investments in uranium companies and physical uranium. The Company also engages in the purchase and sale of physical uranium from time to time. From time to time, the Company also seeks further exposure to uranium through investments in funds and other equities.

In executing its royalty strategy, the Company seeks interests that provide it direct exposure to uranium prices, without the direct operating costs and concentrated risks that are associated with the exploration, development and mining of uranium.

The Company's strategy recognizes the inherent cyclicality of valuations based on uranium prices, including the impact of such cyclicality on the availability of capital within the uranium sector. The Company intends to execute on its strategy by leveraging the deep industry knowledge and expertise of its management team and its board of directors to identify and evaluate opportunities in the uranium industry.

The Company's primary focus is to identify, evaluate and acquire:

•
royalties on uranium projects, pursuant to which the Company would receive payments from operators of uranium mines based on production and/or sales of uranium products;
•
uranium streams, pursuant to which the Company would make an upfront payment to a project owner or operator in exchange for long-term rights to purchase a fixed percentage of future uranium production; and
•
off-take or other agreements, pursuant to which the Company would enter into long-term purchase agreements or options to acquire physical uranium products.

Such interests may be acquired by the Company directly from the owner or operator of a project or indirectly from third-party holders. The Company may also seek to acquire direct joint ventures or other interests in existing uranium projects, where such interests would

Uranium Royalty Corp. Management's Discussion and Analysis For the three and nine months ended January 31, 2026 provide the Company with exposure to a project as a non-operator or where the Company believes there is potential to convert such interests into royalties, streams or similar interests. In evaluating potential transactions, the Company utilizes a disciplined approach to manage its fiscal profile.

Ancillary to its core business, the Company also seeks to identify and complete direct strategic equity or debt investments in companies engaged in the exploration, development and/or production of uranium.

The Company also engages in purchases and sales of uranium inventories from time to time. Purchases are made where the Company believes there is an opportunity to provide attractive commodity price exposure. Sales may occur from time to time based upon market conditions and the Company's liquidity requirements. Purchases may be made pursuant to its existing option under its strategic arrangement with Yellow Cake or by other means, including direct purchases from producers or market purchases. See "Recent Developments".

Uranium Market Developments

The uranium market is being driven by a macro demand for more electricity generation, an unprecedented global push for clean energy, Data Center and AI development, geopolitical situations and under investment among other factors. In its latest Electricity 2026 Outlook, the International Energy Agency (“IEA”) reported nuclear energy at a record high and projected global electricity demand growth of roughly 3.6% per year through 2030. The report also noted that nuclear energy together with renewable energy sources will generate about half of all global electricity by 2030. Demand for data centers and AI systems is continuing to increase with Goldman Sachs projecting a 160% to 175% increase in global data center power demand by 2030 compared to 2023 levels. ICF International Inc.in its September 2025 study, projected that electricity demand in the United States will see a 25% increase by 2030 and near 80% increase by 2050.

Countries around the globe are realizing the highly reliable, clean, safe, economical power nuclear energy provides should be a part of most any country’s baseload energy platform. An increasing number of governments have announced that they are pursuing strategies to increase energy independence for national security interests that dovetail well with nuclear power as a key component in their energy mix.

In the United States, several pieces of bipartisan legislation have passed in recent years supporting nuclear energy development and expansion, including the Nuclear Fuel Security Act, the Advance Act, the Inflation Reduction Act, and the Big Beautiful Bill. In combination, these bills and other legislative efforts seek to encourage the restoration and rebuilding of a robust domestic fuel cycle in the United States. Consistent with the above noted Acts, in a bipartisan submittal, recent legislation labeled as the "Accelerating Reliable Capacity (ARC) Act of 2026” has been introduced in the Senate to provide federal backing for over-budget nuclear reactors.

On May 23, 2025 the President of the United States signed Executive Orders (“EOs”) that include a policy objective to quadruple United States nuclear energy by 2050. These Executive Orders mark a historic level of policy support to rejuvenate the United States nuclear industry and its infrastructure, underscoring its importance as a matter of national security. The Executive Orders invoke the Defense Production Act and are intended to have significant positive policy and economic impacts on the domestic fuel cycle, reactor new builds, research and new technology advancements. Underscoring the EO directives, on October 28, 2025 announcements were made that the US Government had entered a strategic partnership encompassing at least $80 billion for the construction of new nuclear reactors using Westinghouse technology.

Additionally, large technology companies like Nvidia, Microsoft, Meta, Google, Oracle and Amazon have announced significant nuclear energy commitments including that required for their data center energy demand with large investments in the clean, affordable and reliable power that nuclear energy provides.

Global uranium market fundamentals have shown major improvement in recent years as this market began a transition from being inventory driven to production driven. The spot market bottomed out in November 2016 at about US$17.75 per pound U3O8, but has since shown significant appreciation, reaching a high in 2024 of US$107.00 per pound U3O8. Since that time the spot uranium market retraced some of the advance, reaching a low of US$63.45 per pound U3O8 on March 17, 2025. That low proved to be short lived, and the uranium market has since rebounded, reaching US$101.50 per pound U3O8 on January 29, 2026 in the US. Since that time, the market has experienced what appears as a shorter-term pullback to $85.50 in early February 2026. (Source: UxC LLC Historical Ux Daily Prices).

Uranium Royalty Corp. Management's Discussion and Analysis For the three and nine months ended January 31, 2026

During the three months ended January 31, 2026, uranium prices averaged US$80.76 per pound U3O8 representing a 5.2% increase compared to the average price of US$76.78 per pound U3O8 in the prior three-month period ended October 31, 2025. (Source: UxC LLC Historical Ux Daily Prices).

Relative underinvestment in uranium mining operations has been evident for more than a decade and has been a major factor contributing to a structural deficit between global production and uranium requirements. Reduced production from existing uranium mines has also been a contributing factor with some large producers cutting back and/or unable to reach previously planned production levels. In 2025 and 2026 the mid-case gap between production and requirements is projected to be about 67 million pounds U3O8, and by 2035 accumulates to a total above 344 million pounds U3O8 (Source: UxC 2025 Q4 Uranium Market Outlook). For context, utilities in the United States purchased 55.9 million pounds U3O8 in 2024 (Source: United States Energy Information Administration, September 30, 2025 - Uranium Marketing Annual Report). The current gap is being filled with secondary market sources, including finite inventory that has been declining and is projected to decline further in coming years. Secondary supply is also expected to be further reduced with western enrichers, reversing operations from underfeeding to overfeeding that requires more uranium to increase the production of enrichment services. As secondary supplies continue to diminish, and as existing mines deplete resources, new production will be needed to meet future demand. The timeline for many new mining projects can be 10 to 20 years and will require prices high enough to stimulate new mining investments.

Since 2022, uranium supply has become more complicated due to Russia's invasion of Ukraine with its State Atomic Energy Corporation, Rosatom, being a significant supplier of nuclear fuel around the globe. Economic sanctions, transportation restrictions and United States legislation banning the importation of Russian nuclear fuel and the European Union’s goals to reduce and eventually eliminate its dependence on Russian fuel is causing a fundamental change to the nuclear fuel markets. As a result of the instability and assurance of supply risks, United States and European utilities are shifting supply focus to areas of low geopolitical risk.

Additionally, the United States Presidential Executive Order "Establishing The National Energy Dominance Council" noted one of its objectives is to "reduce dependency on foreign imports" for the United States' "national security" and recognized uranium as an "amazing national asset" (Source: The White House News & Update, February 14, 2025). As of November 7, 2025, Uranium was added back into the U.S. Geological Survey list of Critical Minerals making it also subject to the Section 232 Investigation on Critical Minerals that was already underway. On January 14, 2026, Presidential Proclamation 11001was issued – Adjusting Imports of Processed Critical Minerals and their Derivative Products (PCMDPs) into the United States. The Proclamation directs the U.S. Trade Representative and Department of Commerce to negotiate agreements with trading partners to secure supply chains and address import volumes. The Proclamation addresses the Section 232 investigation and states: “the Secretary recommended a range of actions, including actions to adjust the imports of PCMDPs so that such imports will not threaten to impair the national security.” While specific remedies are not yet defined, in the event agreements are not reached or are ineffective by July 13, 2026, the actions could potentially lead to resumption of strategic uranium reserve purchases, establishment of import price floors, or other remedies.

On the demand side, the global nuclear energy industry continues robust growth, with 70 new reactors connected to the grid in 2015 through 2025, with another 74 reactors under construction. In 2025, construction started for seven new reactors, and seven new reactors were connected to the grid while seven reactors were permanently shut down (Source: International Atomic Energy Association Power Reactor Information System – February 16, 2026). Total nuclear generating capacity for the world's 437 operable reactors stands at 399 GW (Source: World Nuclear Association (“WNA”) – February 16, 2026 data). December 2025 the WNA reported 33 countries have pledged to at least triple their nuclear capacity by 2050., further supporting additional growth for the nuclear industry and uranium demand. In addition, over 140 nuclear industry companies, 16 of the world's largest banks like Citibank, Morgan Stanley and Goldman Sachs, and at least 15 large energy users such as Nvidia, Microsoft, Amazon and Google have all pledged to support this goal in their investments and commercial activities.

Additionally, there is positive momentum from the utility industry as they return to a longer-term contracting cycle to replace expiring contracts. It is estimated that cumulative uncommitted demand through 2035 is more than 870 million pounds U3O8 (Source: UxC Uranium Market Overview Q4 2025). This utility demand, together with potential demand from financial entities, government programs and the overall increase in interest in nuclear energy as a source for growing electricity demand from artificial intelligence and data center applications, are continuing to add positive tailwinds to the strong fundamentals in the uranium market.

Uranium Royalty Corp. Management's Discussion and Analysis For the three and nine months ended January 31, 2026

Recent Developments

Acquisition of Aberdeen Royalty

On June 4, 2025, the Company acquired a 2.0% gross revenue royalty on the Aberdeen project, located in Nunavut, Canada, from Forum Energy Metals Corp. ("Forum"). The purchase price paid by the Company under the transaction was $1.0 million in cash. Forum retains the right to buy back one-half of the royalty for $1.0 million within six months following the announcement of a successful pre-feasibility study and expires on June 4, 2032.

Physical Uranium

As at January 31, 2026, the Company held 2,329,637 pounds of U3O8 at a weighted average cost of US$59.30 per pound. As at April 30, 2025, the Company held 2,729,637 pounds U3O8 at a weighted average cost of US$59.73 per pound..

In November 2021, the Company entered into agreements with CGN Global Uranium Ltd ("CGN"), pursuant to which the Company agreed to purchase an aggregate of 500,000 pounds U3O8 at a weighted average price of US$47.71 per pound, of which 300,000 pounds, 100,000 pounds, and 100,000 pounds were delivered in October 2023, July 2024, and January 2026 respectively.

During the three months and nine month period ended January 31, 2026, the Company entered into various agreements to sell in aggregate an additional 1,750,000 pounds of U3O8 at weighted average price of US$85.95. The sales are expected to be realized in the fourth quarter ending April 30, 2026.

Uranium Royalty Corp. Management's Discussion and Analysis For the three and nine months ended January 31, 2026

Asset Portfolio

The table below sets out the Company's principal uranium royalty interests as at the date hereof:

Project	Operator	Location	District	Type of Royalty
Aberdeen(2)	Geiger Energy Corp.	NU, Canada	Thelon Basin	2.0% Gross Revenues Royalty
Anderson	Uranium Energy Corp. ("UEC")	AZ, USA	Date Creek Basin	1.0% Net Smelter Returns
Churchrock	Laramide Resources Ltd. ("Laramide")	NM, USA	Grants Mineral Belt	4.0% Net Smelter Returns 6.0% Mine Price Royalty(1)
Cigar Lake / Waterbury Lake(1)(3)(4)	Cameco Corp. ("Cameco") / Orano	SK, Canada	Athabasca Basin	10% to 20% sliding scale Net Profit Interest
Cree Extension(7)	Cameco	SK, Canada	Athabasca Basin	10% Net Profit Interest
Dawn Lake(1)(3)(5)	Cameco / Orano	SK, Canada	Athabasca Basin	10% to 20% sliding scale Net Profit Interest
Dewey-Burdock(1)	enCore	SD, USA	Black Hills Uplift	30% Net Proceeds 2% to 4% Gross Value Royalty
Energy Queen(1)	Energy Fuels Inc. ("Energy Fuels")	UT, USA	La Sal Uranium District	1% Gross Value Royalty
Getty East(10)	Skyharbour Resources Ltd. ("Skyharbour)	SK, Canada	Athabasca Basin	1.9766% Net Smelter Returns
Lance	Peninsula Energy Ltd. ("Peninsula")	WY, USA	Powder River Basin	4.0% Gross Revenues Royalty(1) 1.0% Gross Revenues Royalty
Langer Heinrich	Langer Heinrich Uranium (Pty) Ltd.	Namibia, Africa	Central Namib Desert	A$0.12 per kg U3O8 Production Royalty
McArthur River(1)(6)	Cameco	SK, Canada	Athabasca Basin	1% Gross Overriding Royalty
Michelin	Paladin Energy Ltd. ("Paladin")	NFLD, Canada	Central Mineral Belt of Labrador	2.0% Gross Revenues Royalty
Millennium(7)	Cameco	SK, Canada	Athabasca Basin	10% Net Profit Interest
Reno Creek(1)(8)	UEC	WY, USA	Powder River Basin	0.5% Net Profit Interest
Roca Honda(1)(9)	Energy Fuels	NM, USA	Grants Mineral Belt	4.0% Gross Revenues Royalty
Roughrider(10)	UEC	SK, Canada	Athabasca Basin	1.9766% Net Smelter Returns
Russell Lake(10)	Skyharbour	SK, Canada	Athabasca Basin	1.9766% Net Smelter Returns
Salamanca	Berkeley Energia Limited	Retortillo, Spain	Salamanca Uranium District	0.375% Net Smelter Returns
San Rafael(1)	Western Uranium and Vanadium Corp.	UT, USA	San Rafael Uranium District	2% Net Smelter Returns
Slick Rock	Anfield	CO, USA	Uravan Mineral Belt	1.0% Net Smelter Returns
Wheeler North(1)(10)	Skyharbour	SK, Canada	Athabasca Basin	1.9766% Net Smelter Returns
Whirlwind(1)	Energy Fuels	UT/CO, USA	Uravan Mineral Belt	2% to 4% Gross Value Royalty
Workman Creek	UEC	AZ, USA	Sierra Ancha / Apache Basin	1.0% Net Smelter Returns

Notes:

(1)
Royalty applies to only a portion of the project.
(2)
Royalty subject to the buy back right of the operator, whereby a 0.5% GRR may be repurchased for $1.0 million after the announcement of a successful pre-feasibility study, exercisable for a period of six months and expiring on June 4, 2032.
(3)
Royalty to decrease to a 10% NPI after 200 million pounds of uranium production from the combined royalty lands of the Dawn Lake and Waterbury Lake / Cigar Lake projects.
(4)
Royalty applies to a 3.75% share of overall uranium production, drawn from Orano's 40.453% ownership interest.
(5)
Royalty applies to a 7.5% share of overall uranium production.
(6)
Royalty applies to an approximate 9% share of uranium production derived from an approximate 30.195% ownership interest of Orano.
(7)
Royalty applies to an approximate 20.6955% participating interest in the project. The royalties on the Cree Extension and Millennium projects are represented by the same royalty instrument.
(8)
Royalty subject to a maximum amount payable of US$2.5 million.
(9)
Royalty subject to the right of the payor to purchase the royalty for US$5 million at any time prior to the first royalty payment becoming due thereunder.
(10)
The royalties on the Roughrider, Russell Lake, Wheeler North and Getty East projects are represented by the same royalty instrument.

Uranium Royalty Corp. Management's Discussion and Analysis For the three and nine months ended January 31, 2026

Properties Underlying Company Interests

The following is a description of selected recent developments in the nine months ended January 31, 2026, respecting the properties in which the Company holds royalties and is based upon the disclosure of the operators of such properties as indicated below.

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Cigar Lake – In its management’s discussion and analysis for the quarter ended December 31st, 2025 ("Cameco Q4 2025 MD&A"), Cameco disclosed total packaged production of 2.6 million pounds U3O8 from Cigar Lake for the three months ended December 31, 2025, compared to 2.5 million pounds U3O8 in the same period of 2024. Total annual packaged production for Cigar Lake totaled 19.1 million pounds U3O8 on a 100% basis for 2025. The operation exceeded Cameco’s forecast of 18 million pounds (100% basis) as a result of higher productivity and Cameco’s ability to temporarily adjust annual mine production to make up for past annual production shortfalls.

In the Cameco Q4 2025 MD&A, Cameco also disclosed that production from the Cigar Lake operation is anticipated to be between 17.5 million and 18.0 million pounds of U3O8 in 2026 on a 100% basis.

As a profit-based NPI interest, the Company's royalty on this project is calculated based upon generated revenue, with deductions for certain expenses and costs, which include cumulative expense accounts, including development costs. As such and given the significant amount of expenditures made in developing the existing operations at the Cigar Lake mine, the Cigar Lake royalty will only generate revenue to the Company after these significant cumulative expenses are recovered.

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McArthur River – In the Cameco Q4 2025 MD&A, Cameco disclosed total production of 3.3 million pounds U3O8 from McArthur River and Key Lake in the three months ended December 31, 2025, compared to 3.6 million pounds U3O8 in the same period of 2024. Total annual packaged production for McArthur River totaled 15.1 million pounds U3O8 on a 100% basis for 2025. Planned production was not achieved due to a shortfall in mine production at McArthur River as disclosed on August 28, 2025. The McArthur River mine was unable to fully mitigate the impacts of the delayed development and ground freezing in new mining zones. The mine’s performance was also impacted by availability of equipment and certain workforce skills.

In the Cameco Q4 2025 MD&A, Cameco also disclosed that production from the McArthur River/Key Lake operation is anticipated to be between 14.0 million and 16.5 million pounds of U3O8 in 2026 on a 100% basis. Cameco further announced that the company planned to spend about $10 million on brownfields and advanced exploration, primarily to refine the footprint of the mineralization identified on the Dawn Lake and McArthur River projects.

•
Langer Heinrich – In its Half Year Report for the period ending December 31, 2025, Paladin reported production over six months of 2.3 million pounds U3O8 from the Langer Heinrich mine ("LHM") and total sales over six months of 2.3 million pounds U3O8 sold. Paladin further states that mining activities at the LHM continued to ramp up during the period, with drilling, blasting and load-and-haul concentrated in the G and F pits. Total material mined was 10.80Mt. Waste stripping in the G-pit area was prioritized to enable future ore access, and preparatory works for the G3A pit were progressed.
•
Lance – In its Quarterly Activities Report for the quarter ended December 31, 2025, Peninsula stated that header House 14 within Mine Unit 4 (MU-4) entered the acidification stage – a critical step toward first production from MU-4 – following authorization to inject by the Uranium Recovery Program within the Wyoming Department of Environmental Quality. Peninsula continues to state production guidance of between 400,000 and 500,000 pounds U3O8 in 2026.
•
Aberdeen – On February 17, 2026, Geiger Energy Corp. (“Geiger”) announced results from the company’s 2025 drilling program in Nunavut, Canada. A total of 5,300 metres of diamond drilling was completed in 17 drill holes. Positive exploration results, consisting of anomalous pathfinder geochemistry and evidence of hydrothermal alteration, were stated across the four target areas tested.
•
Churchrock – On June 2, 2025, Laramide Resources Ltd. announced that the Crownpoint-Churchrock project had been designated as a covered project by the Federal Permitting Improvement Steering Council (Permitting Council) under the FAST-41 program, potentially streamlining its federal review process. The FAST-41 program gets its name from Title 41 of the Fixing America's Surface Transportation Act (FAST Act) which established the FAST-41 review process and the Permitting Council to implement it.
•
Dawn Lake – In the Cameco Q4 2025 MD&A, Cameco disclosed activity on the LaRocque Lake corridor of the Dawn Lake project located approximately 45 km northwest of the Rabbit Lake operation. Cameco’s 2025 exploration drilling continued to expand the footprint of known uranium mineralization with additional high-grade mineralized intercepts. Cameco further

Uranium Royalty Corp. Management's Discussion and Analysis For the three and nine months ended January 31, 2026 announced that the company planned to spend about $10 million on brownfields and advanced exploration in 2026, primarily to refine the footprint of the mineralization identified on the Dawn Lake and McArthur River projects.
•
Dewey-Burdock– In a news release dated September 2, 2025, enCore announced that the Dewey-Burdock project had been designated as a covered project by the Permitting Council under the FAST-41 program, and that the Dewey Burdock project's Source and Byproduct Materials License (initially received in 2014), is now under timely renewal.
•
Michelin – In its Half Year Report for the period ending December 31, 2025, Paladin reported that the summer drilling program was completed during the period, with drilling undertaken across the broader project portfolio and nine targets tested. A drone-based radiometric survey was also successfully trialed at the project and will be applied in selected areas in future programs.
•
Roughrider - In its quarterly report for the first quarter of the 2026 fiscal year, UEC stated that a 34,000-meter core drilling program had commenced in October 2025, targeting conversion of inferred to indicated uranium estimated resources to support the previously announced proposed pre-feasibility study (“PFS”) on the Roughrider project.
•
Russell Lake – On December 16, 2025, Skyharbour announced it had completed the acquisition of Rio Tinto Exploration Canada Inc.’s (“RTEC”) remaining 42.3% minority interest in the Russell Lake project. After consolidating its ownership of the project, Skyharbour announced on November 7th, 2025, that Skyharbour had entered into an agreement with Denison Mines Corp. (“Denison”) to subdivide the Russell Lake and Russell Lake South projects into three separate Joint Venture projects, the Russell Lake, Wheeler North, and Getty East projects. Skyharbour retained 80% interest in Russell Lake, 51% interest in Wheeler North, and 70% interest in Getty East. Dennison could then earn up to a 70% interest in the Wheeler North and Getty East projects through option agreements.

In a news release dated January 22nd, 2026, Skyharbour announced plans for a major 2026 exploration campaign spanning several of the newly formed Russel Lake joint ventures with Denison Mines Corp, comprised of over 15,000 metres of diamond drilling across the Wheeler North, Russell Lake, and Getty East joint ventures.

•
Slick Rock – In an announcement dated January 6, 2026, Anfield Energy Inc. (“Anfield”) stated it continued to advance permitting and development at additional mines, including Slick Rock, to further expand its near-term resource pipeline.
•
Whirlwind – On November 3, 2025, Energy Fuels announced in their third quarter results for the quarter ended September 30, 2025, that the Whirlwind Mine in Colorado was being prepared for production, as market conditions warrant.

At-the-Market Equity Program

The Company's current at-the-market equity program (the "ATM Program") commenced in August 2025 pursuant to the terms of an equity distribution agreement dated August 20, 2025 (the "2025 Distribution Agreement") entered into by the Company with a syndicate of agents. Under the ATM Program, the Company may distribute up to US$54 million (or the equivalent in Canadian dollars) of common shares of the Company (the "ATM Shares") to the public from time to time, through the agents, at the Company's discretion at the market price on the TSX or the Nasdaq, as applicable, at the time of sale.

During the three and nine months ended January 31, 2026, the Company issued a total of 8,109,008 ATM Shares and 12,644,524 ATM Shares, respectively, for aggregate gross proceeds of approximately $45.8 million (US$33.5 million) and $74.5 million (US$54 million), respectively, and from sales conducted through the facilities of the Nasdaq (net proceeds US$32.8 million and US$52.9 million, respectively), and the Agents were paid aggregate commissions on such sales of approximately US$0.6 and US$1.1 million, respectively, representing 2.00% of the gross proceeds of the ATM Shares sold.

Pursuant to the Distribution Agreement, the Offering has been terminated upon the issuance and sale of all of the Offered Shares subject to the Distribution Agreement.

Uranium Royalty Corp. Management's Discussion and Analysis For the three and nine months ended January 31, 2026

Strategic Investment in Yellow Cake plc and Uranium Option

On June 7, 2018, the Company entered into an agreement (as amended, the "Yellow Cake Agreement") with Yellow Cake, pursuant to which, among other things, the Company received an option to acquire physical uranium. These arrangements provide for, among other things:

•
Option to Purchase U3O8: Yellow Cake granted URC an option to acquire between US$2.5 million and US$10 million of U3O8 per year between January 1, 2019, and January 1, 2028, up to a maximum aggregate amount of US$21.25 million worth of U3O8 as at January 31, 2026. If URC exercises this option, Yellow Cake will, in turn, exercise its rights under its agreement with JSC National Atomic Company ("Kazatomprom") to acquire the relevant quantity of U3O8 from Kazatomprom and sell such quantity of U3O8 to the Company at a price which is consistent with Yellow Cake's agreement with Kazatomprom. During the year ended April 30, 2021, the Company exercised its option to acquire 348,068 pounds U3O8 from Yellow Cake at US$28.73 per pound U3O8. No purchases occurred under this arrangement since the fiscal year beginning on May 1, 2021.
•
Future Royalty and Streaming Opportunities: Yellow Cake has agreed to inform URC of any opportunities for royalties, streams or similar interests identified by Yellow Cake with respect to uranium and URC has an irrevocable option to elect to acquire up to 50% of any such opportunity alongside Yellow Cake, in which case the parties shall work together in good faith to pursue any such opportunities jointly.
•
Physical Uranium Opportunities: URC has agreed to inform Yellow Cake of potential opportunities that it identifies in relation to the purchase and taking delivery of physical U3O8 by URC. If such opportunities are identified, the parties will work together in good faith to negotiate, finalize and agree upon the terms of a strategic framework that is mutually agreeable from a commercial standpoint for both parties (including as to form and consideration) and a potential participation by Yellow Cake with URC in such opportunities.

Furthermore, URC and Yellow Cake have agreed to, so far as it is commercially reasonable to do so, cooperate to identify potential opportunities to work together on other uranium related joint participation endeavors.

In response to the ongoing war between Russia and Ukraine, governments in the United States, the European Union, the United Kingdom, Canada and others imposed financial and economic sanctions on certain industry segments and various parties in Russia. While the threat of such sanctions, import bans and other changes in trade patterns resulting from the political unrest and war in Ukraine are expected to positively impact global uranium prices and demand for North American uranium, it may adversely impact demand for uranium produced in Kazakhstan and increase regional trade and logistical barriers. The Company will continue to monitor the conflict including the potential impact of financial and economic sanctions on the global economy and particularly on the economy of Kazakhstan. Although the Company has no operations in Russia or Ukraine, the destabilizing effects of the war in Ukraine could have other effects on URC's business.

Overall Performance

For the three and nine months ended January 31, 2026, the Company had a net income of $2.0 million and $5.5 million, respectively, compared to net loss of $1.9 million and $4.5 million, respectively, for the same periods of 2025. As at January 31, 2026, the Company had working capital (current assets less current liabilities) of $323.3 million.

Trends, events and uncertainties that are reasonably likely to have an effect on the business of the Company include developments in the global and American uranium markets, demand for nuclear energy, including as a result of growing data center expansion, as well as general uranium market conditions and the impact of the conflict in Ukraine.

Uranium Royalty Corp. Management's Discussion and Analysis For the three and nine months ended January 31, 2026

Discussion of Operations

	For the three months ended January 31,		For the nine months ended January 31,
	2026	2025	2026	2025
	($ '000)	($ '000)	($ '000)	($ '000)
Sales of uranium inventory	16,621	—	49,785	10,862
Royalty revenue	39	4	128	45
Cost of uranium inventory	(11,869)	—	(39,735)	(7,998)
Depletion	(28)	(4)	(100)	(34)
Gross profit	4,763	—	10,078	2,875
Office and administration	(734)	(1,039)	(3,905)	(3,888)
	—	—	—	—
Operating income (loss) for the period	2,928	(1,748)	2,769	(3,826)
Gain on disposal of short-term investments, net	—	—	2,350	—
Net income (loss) for the period	1,962	(1,911)	5,541	(4,497)
Gain (loss) on revaluation of short-term investments	4,809	(577)	7,455	(2,076)
Total comprehensive income (loss) for the period	5,491	(1,364)	11,698	(5,049)

Three months ended January 31, 2026, compared to three months ended January 31, 2025

The Company had a net income of $2.0 million in the three months ended January 31, 2026, compared to net loss of $1.9 million for the same period of 2025. The change from a net loss to a net income was primarily attributable to higher uranium sales volume in the current period compared to the same period in the previous fiscal year, a change in deferred income tax from an expense of $0.1 million in the three months ended January 31, 2025 to a recovery of $0.3 million in the current period, and an increase of interest income in the current period compared to the same period in the previous fiscal year.

During the three months ended January 31, 2026, the Company incurred office and administration expenses of $0.7 million, compared to $1.0 million for the same period of 2025. During the current quarter, such expenses included investor communications and marketing expenses of $0.03 million (compared to $0.4 million for the same period in the prior fiscal year). The decrease in marketing expenses resulted from timing of underlying activities.

In the three months ended January 31, 2026, the Company incurred professional fees and insurance of $0.5 million, compared to $0.1 million for the same period in the previous fiscal year. Such fees consist primarily of audit, legal and insurance expenses for continued business activities and corporate development evaluations.

The Company had salaries and directors' fees of $0.3 million in each of the three months ended January 31, 2026 and 2025.

Share-based compensation expenses from the vesting of stock options granted to certain directors, officers, employees and consultants of the Company were $0.3 million in the three months ended January 31, 2026, compared to $0.2 million in the same period of 2025.

The Company recognized a foreign exchange loss of $2.0 million in the three months ended January 31, 2026, compared to a foreign exchange loss of $0.3 million in the same period in the previous fiscal year, primarily as a result of the translation of cash balance denominated in U.S. dollars.

The Company recognized a deferred tax recovery of $0.3 million in the three months ended January 31, 2026, compared to a deferred tax expense of $0.1 million for the same period in the prior fiscal year. The recovery in the current period resulted from the recognition of deferred tax assets derived from the non-capital losses carryforward and deferred financing costs that were utilized to offset the deferred tax liabilities derived from the deferred tax expenses recognized in other comprehensive income in the period. The change from a expense to an recovery was due to the increase in fair value of short-term investments.

During the three months ended January 31, 2026, the Company recorded a gain under other comprehensive income on revaluation of short-term investments of $4.8 million, compared to a loss of $0.6 million for the same period in the previous fiscal year. The increase in the current period was primarily related to an increase in the fair value of the common shares of Queen's Road Capital Investment

Uranium Royalty Corp. Management's Discussion and Analysis For the three and nine months ended January 31, 2026

Ltd. ("QRC"). The change in the prior quarter was due to the decrease in the fair value of publicly traded securities. Short-term investments are measured at fair value with references to the quoted share price in the market.

Nine months ended January 31, 2026, compared to nine months ended January 31, 2025

The Company had a net income of $5.5 million in the nine months ended January 31, 2026, compared to net loss of $4.5 million for the same period of 2025. The change from a net loss to a net income was primarily attributable to the higher uranium sales volume in the current period compared to the same period in the previous fiscal year, gain on disposition of short-term investments in the current period, a change in deferred income tax from an expense of $0.3 million in the nine months ended January 31, 2025 to a recovery of $0.7 million in the current period, and an increase of interest income in the current period compared to the same period in the previous fiscal year.

During the nine months ended January 31, 2026, the Company incurred office and administration expenses of $3.9 million, which included $1.9 million of investor communications and marketing expenses and $1.2 million uranium storage fees.

In the nine months ended January 31, 2026, the Company incurred professional fees and insurance of $1.2 million, compared to $0.9 million for the same period in the previous fiscal year. Such fees consist primarily of audit, legal and insurance expenses for continued business activities and corporate development evaluations.

In the nine months ended January 31, 2026, the Company recognized share-based compensation expense of $0.8 million, compared to $0.6 million in the same period of 2025. This represents the vesting of share options issued by the Company to management, directors, employees and consultants.

In the nine months ended January 31, 2026, the Company recorded a gain on disposal of short-term investments of $2.4 million on disposition of its investment in Sprott Physical Uranium Trust ("SPUT") for net proceeds of $36.6 million

The Company recognized a foreign exchange loss of $1.3 million in the nine months ended January 31, 2026, compared to a foreign exchange loss of $0.7 million in the same period of 2025, primarily as a result of the translation of the cash denominated in U.S. dollars.

The Company recognized a deferred tax recovery of $0.7 million in the nine months ended January 31, 2026, compared to a deferred tax expense of $0.3 million for the same period in the prior fiscal year. The recovery in the current period resulted from the recognition of deferred tax assets derived from the non-capital losses carryforward and deferred financing costs that were utilized to offset the deferred tax liabilities derived from the deferred tax expenses recognized in other comprehensive income in the period. The change from an expense to a recovery was due to the increase in fair value of short-term investments.

During the nine months ended January 31, 2026, the Company recorded a gain under other comprehensive income on revaluation of short-term investments of $7.5 million, compared to a $2.1 million loss for the same period in the previous fiscal year. The significant gain in the current period was primarily related to an increase in the fair value of the common shares of QRC. The change in the prior period was due to the decrease in the fair value of publicly traded securities held by the Company. Short-term investments are measured at fair value with references to closing foreign exchange rates and the quoted share price in the market.

Use of Proceeds

ATM Program

As disclosed in the Company's prospectus supplement dated August 20, 2025, the Company intends to use future net proceeds from the ATM Program to finance the acquisition of additional royalties, streams, physical uranium and similar interests and for working capital purposes. During the nine month ended January 31, 2026, the Company distributed ATM Shares for net proceeds of $73.0 million (US$53.7M).

Uranium Royalty Corp. Management's Discussion and Analysis For the three and nine months ended January 31, 2026

Summary of Quarterly Results

The following table sets forth selected quarterly financial results of the Company for each of the periods indicated.

	Revenues	Net income (loss)	Net income (loss) per share, basic and diluted	Dividends
	($ '000)	($ '000)	($)	($ '000)
January 31, 2026	16,660	1,962	0.02	—
October 31, 2025	41	2,055	0.02	—
July 31, 2025	33,212	1,525	0.01	—
April 30, 2025	4,688	(1,157)	(0.01)	—
January 31, 2025	4	(1,911)	(0.01)	—
October 31, 2024	10,903	(428)	(0.00)	—
July 31, 2024	—	(2,158)	(0.02)	—
April 30, 2024	12,228	3,814	0.03	—

Changes in net income (loss) from quarter to quarter are affected primarily by fluctuations in uranium inventory sales in each period, the recognition of deferred income tax recovery (expense) as a result of the change in fair value of the Company's short-term investments, foreign exchange difference and interest expense on the prior margin loan facility, professional fees and regulatory fees incurred for the ATM Program, share-based compensation expense recognized for the grant of stock options, and corporate activities conducted during the respective periods. The Company's positive net income in prior quarters was primarily the result of sales of uranium inventory and higher uranium prices.

Liquidity and Capital Resources

The following table sets forth selected balance sheet items for the Company as at January 31, 2026.

	As at	As at
	January 31, 2026	April 30, 2025
	($'000)	($'000)
Cash	124,171	12,935
Accounts receivable	8	42
Short-term investments	14,602	7,147
Inventories	184,901	217,501
Working capital (current assets less current liabilities)	323,307	237,141
Total assets	382,426	296,069
Total current liabilities	997	1,020
Accounts payable and accrued liabilities	938	968
Total non-current liabilities	403	157
Shareholders' equity	381,026	294,892

As at January 31, 2026, the Company had cash of $124.2 million compared to $12.9 million at April 30, 2025. The increase in cash was primarily due to proceeds from ATM Shares sold of $73.0 million and the net cash generated in operating activities in relation to trading physical uranium of $33.0 million.

The Company's short-term investments increased from $7.1 million as at April 30, 2025 to $14.6 million as at January 31, 2026 as a result of an increase in the fair value of publicly traded securities held by the Company.

Uranium Royalty Corp. Management's Discussion and Analysis For the three and nine months ended January 31, 2026

As at January 31, 2026, the Company had uranium inventories of $184.9 million, compared to $217.5 million as at April 30, 2025. The decrease in inventories resulted primarily from the sale of physical uranium made during the period. The uranium inventory balance includes the Company's existing uranium inventories and the Company's entitlement of the uranium production from the McArthur River mine for the Company's royalty payments to be paid in-kind - January 31, 2026: $0.6 million (April 30, 2025: $0.2 million). During the nine months ended January 31, 2026, the Company recorded a depletion of $0.4 million on the McArthur River royalty and an increase in inventory by the same amount. The Company will recognize revenue from its interest in McArthur River production when such uranium is sold.

The Company had accounts payable and accrued liabilities of $0.9 million as at January 31, 2026, compared to $1.0 million as at April 30, 2025.

As at January 31, 2026, the Company had working capital (current assets less current liabilities) of $323.3 million compared to $237.1 million as at April 30, 2025. The Company believes that it has sufficient cash and liquid assets available to satisfy its purchase commitments over the next 12 months.

The Company has not generated any sustained profits from operations and the major sources of financing to date have been the prior issuance by way of sales of Common Shares, sales of short-term investments and uranium inventories, and the prior margin loan facility. The Company's ability to meet its obligations and finance acquisition activities depends on its ability to generate cash flow from selling its inventories and/or through the issuance of securities of the Company pursuant to equity financings and short-term or long-term loans. Capital markets may not be receptive to offerings of new equity from treasury or debt, whether by way of private or public offerings. The Company's growth and success is dependent on external sources of financing which may not be available on acceptable terms, or at all.

The Company believes that its financial resources will be adequate to cover anticipated expenditures for general and administrative costs, contractual obligations and capital expenditures for at least twelve months following the date hereof. The Company's current financial resources are also available to fund acquisitions of additional interests. The Company's long-term capital requirements are primarily affected by its ongoing acquisition activities. The Company currently has, and generally at any time, may have acquisition opportunities in various stages of active review. In the event of one or more substantial royalty or other acquisitions, the Company may seek additional debt or equity financing as necessary.

Contractual Obligations

The following table summarizes the Company's contractual obligations as at January 31, 2026, including payments due for each of the next five years and thereafter:

	Payments due by period
(in thousands of dollars)	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
Office lease	$168	$59	$109	$—	$—
Total	$168	$59	$109	$—	$—

Uranium Royalty Corp. Management's Discussion and Analysis For the three and nine months ended January 31, 2026

Cash Flows

	For the nine months ended January 31,
	2026	2025
	($ '000)	($ '000)
Cash generated from (used in) operating activities	36,622	(24,905)
Cash generated from (used in) investing activities	2,330	(11,435)
Cash generated from financing activities	73,587	24,277
Effect of exchange rate changes on cash	(1,303)	620
Cash beginning of period	12,935	21,100
Cash end of period	124,171	9,657

Operating Activities

Net cash generated in operating activities during the nine months ended January 31, 2026 was $36.6 million compared to $24.9 million net cash used from operating activities for the same period in 2025. The increase was primarily as a result of net cash received on selling physical uranium during the period compared to the purchase of physical uranium in the same period in 2025. The increase in cash generated in operating activities was partially offset by a decrease in accounts receivable from cash settlement of $13.8 million during the period 2025.

Investing Activities

Net cash generated in investing activities during nine months ended January 31, 2026 was approximately $2.3 million compared to $11.4 million net cash used from investing activities for the same period in 2025. During the nine months ended January 31, 2026, the Company acquired 1,456,028 units in the public offering launched by SPUT for $34.2 million and received net proceeds of $36.6 million from the disposal of the same investment. In addition, the Company purchased the Aberdeen royalty for $1 million. During the nine months ended January 31, 2025, the Company purchased royalties on the Millennium and Cree Extension projects, a royalty on the Salamanca project and an additional royalty interest in the Churchrock project for an aggregate acquisition cost of $11.6 million.

Financing Activities

Net cash generated from financing activities during the nine months ended January 31, 2026 was $73.6 million, compared to $24.3 million in the same period of 2025. During the nine months ended January 31, 2026, the Company received proceeds of $73.0 million from ATM Shares sold. In the same period in 2025, the Company received proceeds of $26.0 million from the exercise of common share purchase warrants and options, offset by the net payment of $1.3 million and related interest of $0.4 million to extinguish a inventory financing arrangement.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company's financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Transactions with Related Parties

Related Party Transactions

Related party transactions are based on the amounts agreed to by the parties. During the three and nine months ended January 31, 2026, the Company did not enter into any material contracts or undertake any significant commitment or obligation with any related parties other than as described herein.

Uranium Royalty Corp. Management's Discussion and Analysis For the three and nine months ended January 31, 2026

Transactions with Key Management Personnel

Key management personnel are persons responsible for planning, directing and controlling the activities of an entity.

The remuneration of directors and key management, for the three and nine months ended January 31, 2026 and 2025, comprised of:

	For the three months ended January 31,		For the nine months ended January 31,
	2026	2025	2026	2025
	($ '000)	($ '000)	($ '000)	($ '000)
Management salaries	114	105	363	299
Directors' fees	63	58	172	151
Share-based compensation	189	152	566	395
Total	366	315	1,101	845

Critical Accounting Estimates and Judgments

The preparation of the consolidated financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the application of accounting policies and the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of income and expenses during the reporting period. The estimates and associated assumptions are based on historical circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from these estimates. Critical accounting judgments are accounting policies that have been identified as being complex or involving subjective judgment or assessments.

Management is required to make judgements in the application of the Company's accounting policies. The significant accounting policy judgements relevant to the current period are as follows:

•
The Company's business is the acquisition of royalties. Each royalty has its own unique terms and judgement is required to assess the appropriate accounting treatment. The assessment of whether an acquisition meets the definition of a business or whether assets are acquired is an area of judgement. In evaluating whether a transaction is a business combination management must consider if the acquired assets or entities encompass an integrated set of activities and assets that is capable of being conducted and managed for the purpose of generating income. Additionally, an optional asset concentration test may be applied. If deemed to be a business combination, applying the acquisition method to business combinations requires each identifiable asset and liability to be measured at its acquisition date fair value. The excess, if any, of the fair value of the consideration over the fair value of the net identifiable assets acquired is recognized as goodwill.
•
The assessment of impairment of royalty and other interests requires the use of judgments, assumptions and estimates when assessing whether there are any indicators that could give rise to the requirement to conduct a formal impairment test as well as in the assessment of fair values. When assessing whether there are indicators of impairment, management uses its judgment in evaluating the indicators, including but not limited to whether further exploration or evaluation expenditure in the area is planned or budgeted, whether commercially viable deposits have been discovered or if sufficient work has been performed to indicate that the carrying amount of the asset will not be fully recovered, whether there are observable indications that the asset's value has declined during the period, significant declines in future commodity prices, significant increases in market interest rates, significant adverse changes in foreign exchange rates and taxes, and operator reserve and resource estimates or other relevant information received from the operators that indicates production from royalty interests will not likely occur or may be significantly reduced in the future. In addition, the Company may use other approaches in determining fair value which may include estimates related to (i) dollar value per unit of mineral reserve/resource; (ii) cash-flow multiples; (iii) comparable transactions and (iv) market capitalization of comparable companies. Changes in any of the estimates used in determining the fair value of the royalty and other interests could impact the impairment analysis.

Information about significant sources of estimation uncertainty are described below.

The Company estimates the attributable reserves and resources relating to the mineral properties underlying the royalties that are held by the Company. Reserves and resources are estimates of the amount of minerals that can be economically and legally extracted from the mining properties at which the Company has royalty interests, adjusted where applicable to reflect the Company's percentage entitlement to minerals produced from such mines. The public disclosures of reserves and resources that are released by the operators of the interests involve assessments of geological and geophysical studies and economic data and the reliance on a number of

Uranium Royalty Corp. Management's Discussion and Analysis For the three and nine months ended January 31, 2026 assumptions, including commodity prices and production costs. The estimates of reserves and resources may change based on additional knowledge gained subsequent to the initial assessment. Changes in the reserve or resource estimates may impact the carrying value of the Company's royalty interests.

Changes in, and Initial Adoption of, Accounting Policies

The following is the amendment to the accounting standard that has been issued but is not mandatory for the current year and has not been early adopted by the Company:

Amendments to IFRS 9 and IFRS 7 - Classification and Measurement of Financial Instruments

The International Accounting Standards Board has issued classification and measurement and disclosure amendments to IFRS 9 and IFRS 7 which are effective for years beginning on or after January 1, 2026 with earlier application permitted. The amendments clarify the date of recognition and derecognition of some financial assets and liabilities and introduce a new exception for some financial liabilities settled through an electronic payment system. Other changes include a clarification of the requirements when assessing whether a financial asset meets the solely payments of principal and interest criteria and new disclosures for certain instruments with contractual terms that can change cash flows (including instruments where cash flow changes are linked to environmental, social or governance targets). The Company is currently assessing the impact of this amendment on the Company's consolidated financial statements.

IFRS 18, Presentation and Disclosure in Financial Statements

IFRS 18 is a new standard that will provide new presentation and disclosure requirements and which will replace IAS 1, Presentation of Financial Statements. IFRS 18 introduces changes to the structure of the income statement; provides required disclosures in financial statements for certain profit or loss performance measures that are reported outside an entity's financial statements; and provides enhanced principles on aggregation and disaggregation in financial statements. Many other existing principles in IAS 1 have been maintained. IFRS 18 is effective for years beginning on or after January 1, 2027, with earlier application permitted. The Company is currently assessing the impact of this amendment on the Company's consolidated financial statements.

Financial Instruments and Risk Management

At January 31, 2026, the Company's financial assets include cash, restricted cash, accounts receivable, and short-term investments. The Company's financial liabilities include accounts payable and accrued liabilities, and lease liability. The Company uses the following hierarchy for determining and disclosing fair value of financial instruments:

•
Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities.
•
Level 2: other techniques for which all inputs have a significant effect on the recorded fair value which are observable, either directly or indirectly.
•
Level 3: techniques which use inputs that have a significant effect on the recorded fair value that are not based on observable market data.

The Company's cash, restricted cash, accounts receivable, and accounts payable and accrued liabilities approximate fair value due to their short terms to settlement. The fair value of short-term investments, which are classified as level 1 within the fair value hierarchy, is determined by obtaining the quoted market price of the short-term investment and multiplying it by foreign exchange rate, if applicable, and the quantity of shares held by the Company. Lease liability is measured at amortized cost. The fair value of the lease liability approximates its carrying value as its interest rate is comparable to current market rates.

Financial risk management objectives and policies

The financial risk arising from the Company's operations are credit risk, liquidity risk, commodity price risk, currency risk and other price risk. These risks arise from the normal course of operations and all transactions undertaken are to support the Company's ability to continue as a going concern. The risks associated with these financial instruments and the policies on how the Company mitigates these risks are set out below. Management manages and monitors these exposures to ensure appropriate measures are implemented in a timely and effective manner.

Credit risk

Uranium Royalty Corp. Management's Discussion and Analysis For the three and nine months ended January 31, 2026

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. Credit risk for the Company is primarily associated with the Company's bank balances and accounts receivable. The Company holds cash with Canadian chartered financial institutions of which the majority of its bank balances is uninsured as at January 31, 2026. The Company's maximum exposure to credit risk is equivalent to the carrying value of its cash, restricted cash balance and accounts receivable. In order to mitigate its exposure to credit risk, the Company monitors its financial assets and maintains its cash deposits in several Schedule I chartered banks in Canada. For accounts receivable, the Company applies the simplified approach to determining expected credit losses, which requires expected lifetime losses to be recognized upon initial recognition of the receivable. The expected lifetime credit loss provision for accounts receivable is based on the credit exposure and the financial health of the counterparties and adjusted for relevant forward-looking information, as required. The lifetime expected credit loss allowance for accounts receivable is nominal as at January 31, 2026.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to settle or manage its obligations associated with financial liabilities. To manage liquidity risk, the Company closely monitors its liquidity position and ensures it has adequate sources of funding to finance its projects and operations. The Company believes that, taking into account its current cash reserves and other liquid assets, it has sufficient working capital for its present obligations for at least the next twelve months commencing from January 31, 2026. The Company's working capital (current assets less current liabilities) as at January 31, 2026 was $323 million. The Company's accounts payable and accrued liabilities are expected to be realized or settled within a one-year period.

Commodity price risk

The recoverability of the Company's physical uranium inventories is subject to changes in uranium prices. In addition, the Company's future profitability will be dependent on the royalty income to be received from mine operators. Royalties are based on a percentage of the minerals or the products produced, or revenue or profits generated from the property which is typically dependent on the prices of the minerals the property operators are able to realize. Mineral prices are affected by numerous factors such as interest rates, exchange rates, inflation or deflation and global and regional supply and demand.

Currency risk

Financial instruments that impact the Company's net income due to currency fluctuations include cash denominated in U.S. dollars. The impact of a Canadian dollar change against U.S. dollars on cash by 10% would have an impact of approximately $11.9 million on net loss for the nine months ended January 31, 2026.

Other price risk

The Company is exposed to equity price risk as a result of investing in other mining companies. The equity prices of these investments are impacted by various underlying factors including commodity prices. Based on the Company's short-term investments held as at January 31, 2026, a 10% change in the equity prices of these investments would have an impact, net of tax, of approximately $1.3 million on other comprehensive income.

Outstanding Share Data

As at the date hereof, the Company has 146,477,507 Common Shares outstanding and 2,085,650 share options outstanding, and each share option entitles the holder thereof to purchase one Common Share.

Disclosure Controls and Internal Controls Over Financial Reporting

Disclosure Controls and Procedures

As at January 31, 2026, an evaluation was carried out under the supervision of and with the participation of the Company's management, including the Company's principal executive officer and principal financial officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures (as defined in Rule 13a-15(e) and Rule 15d-15(e) under the Exchange Act). Based on that evaluation, the Company's principal executive officer and principal financial officer have concluded that, as of the end of the period covered by this report, the Company's disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in the United States Securities Exchange Commission's rules and forms and (ii) accumulated

Uranium Royalty Corp. Management's Discussion and Analysis For the three and nine months ended January 31, 2026 and communicated to the Company’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

It should be noted that while the Company's principal executive officer and principal financial officer believe that the Company's disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the Company's disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute assurance that the objectives of the control system are met.

Internal Control over Financial Reporting

The Company's management, including the Company's principal executive officer and principal financial officer, is responsible for establishing and maintaining adequate internal control over the Company's internal control over financial reporting. The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS. The Company's internal control over financial reporting includes policies and procedures that: pertain to the maintenance of records that, in reasonable detail accurately and fairly reflect the transactions and disposition of assets; provide reasonable assurance that transactions are recorded as necessary to permit preparation of the consolidated financial statements in accordance with IFRS and that receipts and expenditures are being made only in accordance with authorization of management and directors of the Company; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on the consolidated financial statements.

Because of their inherent limitations, internal controls over financial reporting can provide only reasonable assurance and may not prevent or detect all misstatements. Furthermore, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company's management (with the participation of the principal executive officer and principal financial officer) conducted an evaluation of the effectiveness of the Company's internal control over financial reporting as of January 31, 2026. This evaluation was based on the criteria set forth in the 2013 Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 COSO Framework). Based on its assessment, management has concluded that the Company's internal control over financial reporting was effective as at January 31, 2026.

Risk Factors

A comprehensive discussion of risk factors is included in the AIF, dated April 30, 2025, and other filings with the Canadian Regulatory Authorities available on SEDAR+.

Additional Information

Additional information concerning the Company, including the Company's AIF, is available under the Company's profile on SEDAR+ and at www.sec.gov.

Forward-looking Statements

Certain statements contained in this MD&A constitute "forward-looking information" within the meaning of applicable Canadian securities laws and "forward-looking statements" within the meaning of securities laws in the United States (collectively, "Forward-Looking Statements"). These statements relate to the expectations of management about future events, results of operations and the Company's future performance (both operational and financial) and business prospects. All statements other than statements of historical fact are Forward-Looking Statements. The use of any of the words "anticipate", "plan", "contemplate", "continue", "estimate", "expect", "intend", "propose", "might", "may", "will", "shall", "project", "should", "could", "would", "believe", "predict", "forecast", "target", "aim", "pursue", "potential", "objective" and "capable" and the negative of these terms or other similar expressions are generally indicative of Forward-Looking Statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such Forward-Looking Statements. No assurance can be given that these expectations will prove to be correct and such Forward-Looking Statements should not be unduly relied on. These statements speak only as of the date hereof. In addition, this MD&A may contain Forward-Looking Statements attributed to third party industry sources. Without limitation, this MD&A contains Forward-Looking Statements pertaining to the following:

Uranium Royalty Corp. Management's Discussion and Analysis For the three and nine months ended January 31, 2026

•
the ongoing operation of the properties in which the Company holds or may hold uranium interests;
•
future events or performance;
•
the impact of general business and economic conditions;
•
future financial capacity, liquidity and capital resources;
•
anticipated future sources of funds to meet working capital requirements;
•
future capital expenditures and contractual commitments;
•
expectations respecting future financial results;
•
expectations with respect to the Company's financial position;
•
expectations regarding uranium prices and the impacts of the United States and other governmental policies on uranium demand;

•
expectations regarding supply and demand for uranium;
•
conditions, trends and practices pertaining to the uranium industry and other industries in which uranium is used;
•
expectations regarding the Company's business plans, strategies, growth and results of operations;
•
the financial and operational strength of counterparties;
•
production volumes;
•
mineral resources and mine life; and
•
governmental regulatory regimes with respect to environmental matters.

Uranium Royalty Corp. Management's Discussion and Analysis For the three and nine months ended January 31, 2026

With respect to Forward-Looking Statements contained in this MD&A, assumptions have been made regarding, among other things, the following:

•
market prices of uranium;
•
global economic and financial conditions;
•
global political conditions and trade policies;
•
demand for uranium;
•
uranium supply;
•
industry conditions;
•
the ongoing operation of the properties in which the Company holds or may hold uranium interests;

•
future operations and developments on the properties in which the Company holds or may hold interests; and
•
the accuracy of public statements and disclosure, including future plans and expectations, made by the owners or operators of the properties underlying the Company's interests.

Actual results could differ materially from those anticipated in these Forward-Looking Statements as a result of, among other things, the risk factors set forth below and included elsewhere in this MD&A:

•
limited or no access to data or the operations underlying the Company's interests;
•
dependence on third party operators;
•
dependence on future payments from owners and operators;
•
a majority of the Company's assets are non-producing;
•
royalties, streams and similar interests may not be honoured by operators of a project;
•
defects in, or disputes relating to, the existence, validity, enforceability, terms and geographic extent of royalties, streams and similar interests;
•
royalty, stream and similar interests may be subject to buy-down right provisions or pre-emptive rights;
•
project costs may influence the Company's future royalty returns;
•
risks faced by owners and operators of the properties underlying the Company's interests;
•
title, permit or licensing disputes related to any of the properties in which the Company holds or may hold royalties, streams or similar interests;
•
excessive cost escalation, as well as development, permitting, infrastructure, operating or technical difficulties on any of the properties underlying royalties, streams or similar interests;
•
volatility in market prices and demand for uranium and the market price of the Company's other investments, including as a result of geopolitical factors such as the ongoing conflict in Ukraine;
•
changes in general economic, financial, market and business conditions in the industries in which uranium is used;
•
any inability to attract and retain key employees;
•
disruptions to the information technology systems of the Company or third-party service providers;
•
litigation;
•
risks associated with First Nations land claims;
•
potential conflicts of interest;
•
risks related to mineral reserve and mineral resource estimates;

•
replacement of depleted mineral reserve;
•
the public acceptance of nuclear energy in relation to other energy sources;
•
alternatives to and changing demand for uranium;
•
the absence of any public market for uranium;
•
changes in legislation, including permitting and licensing regimes and taxation policies;
•
the effects of the spread of illness or other public health emergencies;
•
commodities price risks, which may affect revenue derived by the Company from its asset portfolio;
•
risks associated with future acquisitions;
•
competition and pricing pressures;
•
any inability of the Company to obtain necessary financing when required on acceptable terms or at all;
•
regulations and political or economic developments in any of the jurisdictions where properties in which the Company holds or may hold royalties, streams or similar interests are located;
•
compliance with laws and regulations relating to environmental, social and governance matters;
•
macroeconomic developments and changes in global general economic, financial, market and business conditions, including as a result of changes in trade policies and regulations;
•
fluctuations in the market prices of the Company's investments;
•
liquidity in equity investments;
•
fluctuations in foreign exchange rate;
•
any inability to ensure compliance with anti-bribery and anti-corruption laws;
•
any future expansion of the Company's business activities outside of areas of expertise;
•
any failure to maintain effective internal controls;
•
negative cash flow from operating activities; and
•
the other risks described under "Risk Factors" in the Company's Annual Information Form for the year ended April 30, 2025 (the "AIF") and other filings with the Canadian Regulatory Authorities, copies of which are available under its profile at SEDAR+.

Uranium Royalty Corp. Management's Discussion and Analysis For the three and nine months ended January 31, 2026

Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in Forward-Looking Statements. Forward-Looking Statements are based on management's beliefs, estimates and opinions on the date the statements are made and the Company undertakes no obligation to update Forward-Looking Statements if these beliefs, estimates and opinions or other circumstances should change, other than as required by applicable laws. Investors are cautioned against attributing undue certainty to Forward-looking Statements.

The risk factors referenced herein should not be construed as exhaustive. Except as required under applicable laws, the Company undertakes no obligation to update or revise any Forward-Looking Statements. An investment in the Company is speculative and involves a high degree of risk due to the nature of our business and the present state of exploration of our projects.

Please carefully consider the risk factors set out under "Risk Factors" in the AIF.

Notice Regarding Mineral Disclosure

This MD&A has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. Unless otherwise indicated, all mineral reserve and resource estimates included herein have been prepared for or by the current or former owners and operators of the relevant properties, as and to the extent indicated by them, in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101") and the CIM Definition Standards on Mineral Resources and Reserves as adopted by the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM Definition Standards") or the 2012 Edition of the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves ("JORC") or the mining disclosure rules under sub-part 1300 of Regulation S-K ("S-K 1300"), as applicable.

As a foreign private issuer that is eligible to file reports with the United States Securities and Exchange Commission (the "SEC") pursuant to the multi-jurisdictional disclosure system, the Company is not required to provide disclosure under S-K 1300, which is applicable to domestic issuers in the United States. Accordingly, United States investors are cautioned that while terms are substantially similar to the CIM Definition Standards, there are differences in the definitions under S-K 1300 and the CIM Standards and there is no assurance any mineral reserves or mineral resources that the Company may report as "proven mineral reserves", "probable mineral reserves", "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under S-K 1300.

Investors are also cautioned that they should not assume that any part or all of the mineralization in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. Mineralization described using these terms has a greater amount of uncertainty as to their existence and feasibility than mineralization that has been characterized as reserves. Accordingly, investors are cautioned not to assume that any "measured mineral resources", "indicated mineral resources", or "inferred mineral resources" that the Company reports are or will be economically or legally mineable. Further, "inferred resources" have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. In accordance with Canadian rules, estimates of "inferred mineral resources" cannot form the basis of feasibility or other economic studies, except in limited circumstances where permitted under NI 43-101. In addition, the project stage classifications utilized by the Company under NI 43-101 do not conform to defined project stages under S-K 1300.

The owners and operators of certain projects underlying the Company's interests have prepared resource estimates, which are referenced herein or in the Company's other disclosure documents, under JORC and/or S-K 1300, which differ from the requirements of NI 43-101. Accordingly, information contained herein may contain descriptions of the projects underlying the Company's interests that differ from similar project information made available by other Canadian issuers.

Third Party Market and Technical Information

This MD&A includes market information, industry data and forecasts obtained from independent industry publications, market research and analyst reports, surveys and other publicly available sources. Although the Company believes these sources to be generally reliable, market and industry data is subject to interpretation and cannot be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties inherent in any statistical survey. Accordingly, the accuracy and completeness of this data is not guaranteed. Actual outcomes may vary materially from those forecast in such reports, surveys or publications, and the prospect for material variation can be expected to increase as the length of the forecast period increases. The Company has not independently verified any of the data from third party sources referred to herein nor ascertained the underlying assumptions relied on by such sources.

Uranium Royalty Corp. Management's Discussion and Analysis For the three and nine months ended January 31, 2026

Except where otherwise stated, the disclosure herein relating to properties underlying the Company's royalty and other interests is based primarily on information publicly disclosed by the owners or operators of such properties, as is customary for royalty portfolio companies of this nature. Specifically, as a royalty holder, the Company has limited, if any, access to the properties subject to its interests. The Company generally relies on publicly available information regarding these properties and related operations and generally has no ability to independently verify such information, and there can be no assurance that such third party information is complete and accurate. In addition, such publicly available information may relate to a larger property area than that covered by the Company's interests. Additionally, the Company has, and may from time to time, receive operating information from the owners and operators of these properties, which it is not permitted to disclose to the public.